 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

eHealth, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28238P109
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

FINDELL CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,180,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,180,000
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

FINN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,180,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,180,000
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%
12	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

FINDELL CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,180,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,180,000
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 28238P109

1	NAME OF REPORTING PERSON

BRIAN A. FINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,180,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,180,000
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%
12	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 28238P109

Item 1(a).	Name of Issuer:

eHealth, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13620 Ranch Road 620 N, Suite A250

Austin, Texas 78717

Item 2(a).	Name of Person Filing:

This statement is filed by Findell Capital Partners, LP, a Delaware limited partnership (“FCP”), Finn Management GP LLC, a Delaware limited liability company (“FMGP”), Findell Capital Management LLC, a Delaware limited liability company (“FCM”), and Brian A. Finn. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

FMGP serves as the general partner of FCP. FCM serves as the investment manager of FCP. Mr. Finn serves as the member and sole director of FCM and managing member of FMGP. By virtue of these relationships, FMGP, FCM, and Mr. Finn may be deemed to beneficially own the Shares (as defined below) owned directly by FCP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 88 Pine Street, Suite 2240, New York, New York 10005.

Item 2(c).	Citizenship:

FCP, FMGP, and FCM are organized under the laws of the State of Delaware. Mr. Finn is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

28238P109

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CUSIP No. 28238P109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on September 30, 2024:

(i)

FCP directly owned 1,180,000 Shares.

(ii)

Each of FMGP, as the general partner of FCP, FCM, as the investment manager of FCP, and Mr. Finn, as the member and sole director of FCM and managing member of FMGP, may be deemed to beneficially own the 1,180,000 Shares owned directly by FCP.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The following percentages are based on 29,405,418 Shares outstanding as of August 2, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

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CUSIP No. 28238P109

As of the close of business on September 30, 2024, each of FCP, FMGP, FCM, and Mr. Finn may be deemed to beneficially own approximately 4.0% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on December 19, 2023.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

8

CUSIP No. 28238P109

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Findell Capital Partners, LP

By:	Finn Management GP LLC General Partner

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Finn Management GP LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Findell Capital Management LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Member

/s/ Brian A. Finn
Brian A. Finn

9